Exhibit 99.1

Aphria and Tilray Announce Launch of www.aphriatilraytogether.com

Shareholders Encouraged to Visit Joint Company Website for Information About the Proposed Aphria-Tilray Combination

Anti-Trust Clearances Received and Transaction Remains On-Track to Close in the Second Quarter of 2021

LEAMINGTON, ON and NANAIMO, BC, Feb. 23, 2021 /CNW/ - Aphria Inc. ("Aphria") (TSX: APHA and NASDAQ: APHA), a leading global cannabis-lifestyle consumer packaged goods company inspiring and empowering the worldwide community to live their very best life, and Tilray, Inc. ("Tilray") (NASDAQ: TLRY), a global pioneer in cannabis research, cultivation, production and distribution, are pleased to announce the launch of the website: www.aphriatilraytogether.com. This new, dedicated resource seeks to provide  shareholders of both companies with pertinent information, news and updates leading up to the special meetings of shareholders at which Aphria's and Tilray's respective shareholders will vote on the resolutions necessary to implement the proposed business combination of the two companies (the "Transaction").  The website will also allow shareholders and other interested parties to register for Transaction updates that are made publicly available, so they receive information directly to their e-mail addresses.

As disclosed in the preliminary joint proxy statement and management information circular filed with regulators on February 19, 2021, both companies are pleased that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired in relation to the Transaction (the "HSR Clearance").  In addition, the companies have received a no-action letter from the Competition Bureau of Canada in respect of the Transaction (the "Competition Act Approval"), which confirms that the Competition Bureau does not intend to challenge the Transaction under the Competition Act (Canada).  The receipt of the HSR Clearance and the Competition Act Approval are two of the required regulatory clearances that need to be obtained to satisfy the conditions to closing of the Transaction. The closing of the Transaction is currently expected to occur in the second quarter of calendar year 2021.

Irwin D. Simon, Aphria's Chairman and Chief Executive Officer commented, "The receipt of HSR Clearance and Competition Act Approval represent a significant step forward in bringing together these two companies, and we are incredibly pleased that we remain on track to complete our business combination in the second quarter of calendar year 2021.  Together, Aphria and Tilray expect to have a robust strategic footprint in Canada and internationally with the operational scale necessary to compete more effectively in today's consolidating cannabis market. We believe our strong, flexible balance sheet, cash position and access to capital will provide us with the ability to accelerate long-term sustainable growth and deliver attractive returns for shareholders."

Benefits of the Transaction to Aphria Shareholders and Tilray Stockholders

The Boards of Directors of both companies believe that, at this stage of development and expansion of the global cannabis market, those companies with financial strength and leading geographic scale, product range and brand expertise are most likely to succeed in the long-term. Further, the Boards of Directors of both companies believe that the combination of Aphria and Tilray is expected to unlock significant shareholder value as follows:

  The combination of Aphria and Tilray will create the world's largest global cannabis company with pro forma revenue of US$685 million (C$874 million) for the last 12 months as reported by each company prior to the date of the announcement of the Transaction on December 16, 2020, the highest in the global cannabis industry.
  To meet demand, the combined company will have state-of-the-art cultivation, processing and manufacturing facilities, as well as a complete portfolio of branded cannabis 2.0 products to strengthen its leadership position in Canada.
  Internationally, the combined company will be well-positioned to pursue growth opportunities with its strong medical cannabis brands, distribution network in Germany and end-to-end European Union Good Manufacturing Practices supply chain, which includes its production facilities in Portugal and Germany.
  In the United States, the combined company will have a strong consumer packaged goods presence and infrastructure with two strategic pillars, including SweetWater Brewing Company, LLC, a leading cannabis lifestyle branded craft brewer, and Manitoba Harvest USA, LLC, a pioneer in branded hemp, CBD and wellness products with access to 17,000 stores in North America. In the event of federal permissibility in the United States, the combined company expects to be well-positioned to compete in the U.S. cannabis market given its existing strong brands and distribution system in addition to its track record of growth in consumer-packaged goods and cannabis products.
  The combination of Aphria and Tilray is expected to deliver approximately US$78 million (C$100 million) of annual pre-tax cost synergies within 24 months of the completion of the Transaction. The combined company expects to achieve cost synergies in the key areas of cultivation and production, cannabis and product purchasing, sales and marketing, and corporate expenses.

Shareholder Questions

If you are an Aphria shareholder and have any questions, please contact Laurel Hill Advisory Group, Aphria's proxy solicitation agent, by telephone at 1-877-452-7184 toll-free in North America or at 416-304-0211 for collect calls outside of North America or by email at assistance@laurelhill.com.

If you are a Tilray shareholder and have any questions, please contact MacKenzie Partners, Tilray's proxy solicitation agent, by telephone at 1-800-322-2885 toll-free in North America or at 1-212-929-5500 for collect calls outside of North America or by email at proxy@mackenziepartners.com.

We Have A Good Thing Growing

About Aphria Inc.

Aphria Inc. is a leading global cannabis-lifestyle consumer packaged goods company with operations in Canada, United States, Europe and Latin America, that is changing people's lives for the better – one person at a time – by inspiring and empowering the worldwide community to live their very best life by providing them with products that meet the needs of their mind, body and soul and invoke a sense of wellbeing. Aphria's mission is to be the trusted partner for its patients and consumers by providing them with a cultivated experience and health and wellbeing through high-quality, differentiated brands and innovative products. Headquartered in Leamington, Ontario, Aphria cultivates, processes, markets and sells medical and adult-use cannabis, cannabis-derived extracts and derivative cannabis products in Canada under the provisions of the Cannabis Act and globally pursuant to applicable international regulations. Aphria also manufactures, markets and sells alcoholic beverages in the United States.

About Tilray®

Tilray (Nasdaq: TLRY) is a global pioneer in the research, cultivation, production, and distribution of cannabis and cannabinoids currently serving tens of thousands of patients and consumers in 17 countries spanning five continents.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information in this news release constitutes forward-looking information or forward-looking statements (together, "forward-looking statements") under Canadian securities laws and within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws. The forward-looking statements are expressly qualified by this cautionary statement. Forward-looking statements are provided for the purpose of presenting information about management's current expectations and plans relating to the future, and readers are cautioned that such statements may not be appropriate for other purposes. Any information or statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements, including, but not limited to, statements in this news release with regards to: (i) statements relating to Aphria's and Tilray's strategic business combination and the expected timing and closing of the Transaction including, receipt of required shareholder approvals, court approvals and satisfaction of other closing customary conditions; (ii) estimates of pro-forma financial information of the combined company, including in respect of expected revenues and production of cannabis; (iii) the expected strategic and financial benefits of the business combination, including estimates of future cost reductions, synergies, including expected pre-tax synergies, savings and efficiencies; (iv) statements that the combined company anticipates having scalable medical and adult-use cannabis platforms expected to strengthen the leadership position in Canada, internationally and, eventually in the United States; (v) statements that the combined company is expected to offer a diversified and branded product offering and distribution footprint, state-of-the-art cultivation, processing and manufacturing facilities; (vi) statements in respect of operational efficiencies expected to be generated as a result of the Transaction in the amount of approximately C$100 million of pre-tax annual cost synergies; and (vii) statements regarding the value and returns to shareholders expected to be generated by the business combination and (viii) expectations of future balance sheet strength and future equity. Aphria and Tilray use words such as "forecast", "future", "should", "could", "enable", "potential", "contemplate", "believe", "anticipate", "estimate", "plan", "expect", "intend", "may", "project", "will", "would" and the negative of these terms or similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Certain material factors or assumptions were used in drawing the conclusions contained in the forward-looking statements throughout this news release, including the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary shareholder and court approvals for the Transaction, the ability of the parties to satisfy, in a timely manner, the conditions to closing of the Transaction and other expectations and assumptions concerning the Transaction. Forward-looking statements reflect current beliefs of management of Aphria and Tilray with respect to future events and are based on information currently available to each respective management team including the reasonable assumptions, estimates, analysis and opinions of management of Aphria and Tilray considering their experience, perception of trends, current conditions and expected developments as well as other factors that each respective management believes to be relevant as at the date such statements are made. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. Factors that may cause such differences include, but are not limited to, risks assumptions and expectations described in Aphria's and Tilray's critical accounting policies and estimates; the adoption and impact of certain accounting pronouncements; Aphria's and Tilray's future financial and operating performance; the competitive and business strategies of Aphria and Tilray; the intention to grow the business, operations and potential activities of Aphria and Tilray; the ability of Aphria and Tilray to complete the Transaction; Aphria's and Tilray's ability to provide a return on investment; Aphria's and Tilray's ability to maintain a strong financial position and manage costs, the ability of Aphria and Tilray to maximize the utilization of their existing assets and investments and that the completion of the Transaction is subject to the satisfaction or waiver of a number of conditions as set forth in the Arrangement Agreement. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the Transaction. There is a risk that some or all the expected benefits of the Transaction may fail to materialize or may not occur within the time periods anticipated by Aphria and Tilray. The challenge of coordinating previously independent businesses makes evaluating the business and future financial prospects of the combined company following the Transaction difficult. Material risks that could cause actual results to differ from forward-looking statements also include the inherent uncertainty associated with the financial and other projections a well as market changes arising from  governmental actions or market conditions in response to the COVID-19 public health crisis; the prompt and effective integration of the combined company; the ability to achieve the anticipated synergies and value-creation contemplated by the Transaction; the risk associated with Aphria's and Tilray's ability to obtain the approval of the proposed transaction by their shareholders required to consummate the Transaction and the timing of the closing of the Transaction, including the risk that the conditions to the Transaction are not satisfied on a timely basis or at all; the risk that a consent or authorization that may be required for the Transaction is not obtained or is obtained subject to conditions that are not anticipated; the outcome of any legal proceedings that may be instituted against the parties and others related to the Arrangement Agreement; unanticipated difficulties or expenditures relating to the Transaction, the response of business partners and retention as a result of the announcement and pendency of the Transaction; risks relating to the value of Tilray's common stock to be issued in connection with the transaction; the impact of competitive responses to the announcement of the Transaction; and the diversion of management time on transaction-related issues. Readers are cautioned that the foregoing list of factors is not exhaustive. Other risks and uncertainties not presently known to Aphria and Tilray or that Aphria and Tilray presently believe are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein. For a more detailed discussion of risks and other factors, see the most recently filed annual information form of Aphria and the annual report filed on form 10-K of Tilray made with applicable securities regulatory authorities and available on SEDAR and EDGAR. The forward-looking statements included in this news release are made as of the date of this news release and neither Aphria nor Tilray undertake any obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Additional Information About the Transaction and Where to Find It
This news release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This release is being made in respect of the proposed transaction involving Aphria and Tilray pursuant to the terms of an arrangement agreement by and among Aphria and Tilray and may be deemed to be soliciting material relating to the proposed transaction.

In connection with the Transaction, Tilray has filed a preliminary proxy statement on Schedule 14A (which is subject to completion and may be amended) containing important information about the Transaction and related matters.  Such preliminary proxy statement is subject to review by the SEC before finalization.  Such preliminary proxy statement has also been made available by Aphria and Tilray on their respective SEDAR profiles. Tilray will file a definitive proxy statement and Aphria will file a management information circular upon the completion of the SEC review process. Additionally, Aphria and Tilray will file other relevant materials in connection with the Transaction with the applicable securities regulatory authorities. Investors and security holders of Aphria and Tilray are urged to carefully read the entire management information circular and definitive proxy statement (including any amendments or supplements to such documents), respectively,  before making any voting decision with respect to the Transaction because they contain important information about the Transaction and the parties to the Transaction. The Aphria management information circular and the Tilray definitive proxy statement will be mailed to the Aphria and Tilray shareholders, respectively, as well as be accessible on the SEDAR and EDGAR profiles of the respective companies.

Investors and security holders of Tilray can obtain a free copy of the  preliminary proxy statement, and when available, the definitive proxy statement, as well as other relevant filings containing information about Tilray and the Transaction, including materials incorporated by reference into the proxy statement, without charge, at the SEC's website (www.sec.gov) or from Tilray by contacting Tilray's Investor Relations at (203) 682-8253, by email at Raphael.Gross@icrinc.com, or by going to Tilray's Investor Relations page on its website at https://ir.tilray.com/investor-relations and clicking on the link titled "Financials."

Investors and security holders of Aphria will be able to obtain a free copy of the management information circular, as well as other relevant filings containing information about Aphria and the Transaction, including materials incorporated by reference into the information circular, without charge, on SEDAR at www.sedar.com or from Aphria by contacting Aphria's investor relations at investors@aphria.com.

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SOURCE Aphria Inc.

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For further information: Investor Relations, investors@aphria.com

CO: Aphria Inc.

CNW 16:05e 23-FEB-21